UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-23967

(Check One):	[X]	Form 10-K	[ ]	Form 11-K	[ ]	Form 20-F
	[ ]	Form 10-Q	[ ]	Form N-SAR	[ ]	Form N-CSR

For Period Ended:  December 31, 2004

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (in back page) Before Preparing Form.
Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

        Full Name of Registrant:

        WIDEPOINT CORPORATION

        Former Name if Applicable:

        N/A

        Address of Principal Executive Office (Street and Number):

        One Lincoln Centre, Suite 1100

        City, State and Zip Code:

        Oakbrook Terrace, Illinois 60181

PART II – RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.   (Check Box if appropriate)  [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The delay in filing the Annual Report on Form 10-K of WidePoint Corporation (the “Company”) is due to delays experienced in the final consolidation and preparation of the financial statements of the Company’s recent acquisition of Operational Research Consultants, Inc. into the Company’s final audited financial statements for the year ended December 31, 2004.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Thomas L. James Foley & Lardner LLP 202-295-4012

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

Yes     X         No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes     X         No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company expects that the amount of net revenues to be reported by it for the year ended December 31, 2004, will be approximately $5.5 million, as compared to $3.3 million for the year ended December 31, 2003. Furthermore, it expects to report a loss from operations for fiscal year 2004 of approximately $0.4 million compared to $0.3 million for fiscal year 2003. The Company expects to report a net loss of $0.4 million for the year ended December 31, 2004, compared to a net loss of $0.3 million for the year ended December 31, 2003. The change in the results of operations from fiscal year 2003 to fiscal year 2004 is primarily due to the acquisition by the Company of Chesapeake Government Technologies, Inc. and Operational Research Consultants, Inc.

        WidePoint Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005	By:	/s/ James T. McCubbin
James T. McCubbin Vice President and Chief Financial Officer

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